Mail Stop 3561

April 11, 2007

Louie Ucciferri
Chairman
Warp 9, Inc.
50 Castilian Dr., Suite 101
Santa Barbara, CA 93117

> **Re:** **Warp 9, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed March 13, 2007**
> **File No. 333-131326**
>
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed October 13, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2006 and**
> **December 31, 2006**
> **Filed November 14, 2006 and February 14, 2007**
> **File No. 0-13215**

Dear Mr. Ucciferri:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-KSB for Fiscal Year Ended June 30, 2006

Item 6. Management's Discussion and Analysis of Results of Operations and Financial Condition

General

1.   In a separately captioned section, please disclose in future filings any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See Item 303(c)(1) of Regulation S-B. If there are none, please state this in your revised disclosure.

Item 13. Exhibits and Reports on Form 8-K, page 42

(a) Exhibits

Exhibit 32.1

2.   We note that the 906 certification filed by your chief executive officer and chief financial officer is not properly dated. Please amend Form 10-KSB for the fiscal year ended June 30, 2006 in its entirety along with new 302 and 906 certifications that have a current date. We also note that the 906 certifications filed with Forms 10-QSB for the first and second quarters ended September 30, 2006 and December 31, 2006 are also not properly dated. Accordingly, please also amend both Forms 10-QSB to correct this oversight and provide a current date also for all 302 and 906 certifications filed with these amended quarterly reports. Please note that if two individuals hold the title of chief executive officer and chief financial officer, you must file separate exhibits for each 302 and each 906 certification. Your exhibits should be labeled as follows: Exhibit 31.1, 31.2 or 32.1, 32.2 rather than filing the certification for both officers on the same exhibit as was done for the both quarterly filings. You should also ensure that the title for each officer is provided below the signature on each certification.

* * * *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Millwood Hobbs, Staff Accountant, at (202) 551-3241, or Michael Moran, Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory Sichenzia, Esq.
       Sichenzia Ross Friedman Ference LLP
       Fax: (212) 930-9725